24000536

SE N

WASHINGTON, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69789

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Citi Private Alternatives, LLC (Filed as Confidential Information)

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

388 Greenwich Street
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John A. Valenti	(212) 816-4824	john.a.valenti@citi.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
(Name – If individual, state last, first. and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CITI PRIVATE ALTERNATIVES, LLC

(A Wholly Owned Subsidiary of Citicorp Investment Partners, Inc.)

Statement of Financial Condition

December 31, 2023

(With Report of Independent Registered Public Accounting Firm)

OATH OR AFFIRMATION

I, the undersigned officer of Citi Private Advisory, LLC, do hereby affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Citi Private Advisory, LLC, as of December 31, 2023 is true and correct. I further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Daniel O'Donnell
Chief Executive Officer

RITA K. HUANG
Notary Public
Massachusetts
My Commission Expires
Oct 31, 2025

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of Financial Condition.
- ☐ (b) Notes to Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Notes to Financial Statements.
- ☑ (h) Computation of Net Capital under 17 CFR 240.15c3-1.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital under 17 CFR 240.15c3-1 and the reserve requirements under 17 CFR 240.15c3-3 if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial statements under 17 CFR 240.17a-5.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

** To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CONFIDENTIAL

OATH OR AFFIRMATION

I, the undersigned officer of Citi Private Advisory, LLC, do hereby affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Citi Private Advisory, LLC, as of December 31, 2023 is true and correct. I further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

New York State
New York County
2/29/2024

[signature]
Notary Public

[signature]
John Valenti
Chief Financial Officer

RACHEL SHINE
Notary Public, State of New York
NO. 01ST6063763
Qualified in Rockland County
Certificate filed in New York County
My Commission Expires Oct 27, 2025

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of Financial Condition.
- ☐ (b) Notes to Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Notes to Financial Statements.
- ☑ (h) Computation of Net Capital under 17 CFR 240.15c3-1.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital under 17 CFR 240.15c3-1 and the reserve requirements under 17 CFR 240.15c3-3 if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial statements under 17 CFR 240.17a-5.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

** To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CONFIDENTIAL

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
Citi Private Alternatives, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Citi Private Alternatives, LLC (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

New York, New York
February 29, 2024

CITI PRIVATE ALTERNATIVES, LLC
(A Wholly Owned Subsidiary of Citicorp Investment Partners, Inc.)

Statement of Financial Condition

December 31, 2023

(Dollars in thousands)

Assets		
Cash and cash equivalents (including $3,020 deposited with affiliate), net of allowance of $15	$	80,717
Fees receivable (including $20,688 from affiliates), net of allowance of $233		50,783
Prepaid expenses		2,216
Total assets	$	133,716
Liabilities and Member's Equity		
Liabilities:		
Payable to affiliates	$	5,058
Total liabilities		5,058
Commitments and contingencies (Note 7)		
Member's equity		128,658
Total liabilities and member's equity	$	133,716

See accompanying notes to financial statement.

(1) Organization and Principal Business Activities

Citi Private Alternatives, LLC (the Company), formerly, Citi Private Advisory, LLC is a Delaware limited liability company and an indirect, wholly owned subsidiary of Citigroup, Inc. Citicorp Investment Partners, Inc. (the Parent), which is a wholly owned subsidiary of Citigroup, Inc., is the sole member of the Company. The Company commenced operations in October 2010.

Since January 2017, the Company is registered as a securities broker dealer with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company offers private placement services to high net worth and ultra-high net worth investors that are clients or prospective clients of Citi Private Bank and accredited investors as that term is defined under Rule 501 of Regulation D.

The accompanying financial statements have been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The significant accounting policies adopted by the Company are as follows:

(a) Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While management makes its best judgment, actual amounts or results could differ from those estimates.

(b) Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents include short term, highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost plus accrued interest, which approximates fair value.

(c) Fees Receivable

Fees receivable consists of both current and non-current amounts due from related party private investment funds and the manager of such funds. Amounts would be considered non-current if they remain outstanding longer than 30 days. All customers are in good standing and the Company has no history of default related to such fees receivable. Management believes that all fees are substantially collectable.

(d) Income Taxes

The Company is not subject to tax and is a disregarded entity by the taxing authorities, as such, the Company does not separately record tax assets, liabilities, benefits or expenses. The Company's Parent is a legal taxpayer for U.S. income tax purposes pursuant to its tax sharing agreement with Citigroup, Inc. Income taxes (and any associated deferred taxes) on the Company's income due to relevant tax authorities are the responsibility of the Parent.

(e) Related Party Transactions

The Company has related party transactions with certain of its affiliates. These transactions are entered into in the ordinary course of business. See Note 5 to the Financial Statements for details on the Company's related party transactions.

(f) Accounting for Financial Instruments-Credit Losses

The current expected credit losses (CECL) methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, receivables and other financial assets measured at amortized cost at the time the financial asset is originated or acquired. The allowance for credit losses is adjusted each period for changes in expected lifetime credit losses.

(3) Capital Requirements

The Company, as a broker dealer, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1). Under the alternative method permitted by the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 thousand or 2% of aggregate debit items arising from customer transactions. As of December 31, 2023, the Company's net capital of approximately $67.5 million exceeded the minimum requirement by approximately $67.2 million.

(4) Fees Arrangements

Fees receivable is expected to be collected during these periods:

In thousands of dollars as of December 31, 2023

Ageing:	**2024**	**2025**	**2026**	**2027**	**2028**	**2029**	**Total**
Fees Receivables	34,952	7,816	4,573	2,598	753	91	50,783

(5) Related Party Transactions

Citicorp Investment Partners, Inc., which is a wholly owned subsidiary of Citigroup, Inc., is the sole member of the Company. Pursuant to various intercompany agreements, a number of significant transactions are carried out between the Company and its affiliates.

These transactions include maintenance of cash accounts, distribution services (as agent), payment of licensing fees, and revenue sharing agreements.

Below is a summary of the Company's transactions with other Citigroup Inc. affiliates which are included in the accompanying Statement of Financial Condition as of December 31, 2023.

Statement of Financial Condition Items

In thousands of dollars as of December 31, 2023		
Assets:		
Cash and cash equivalents	$	3,020
Fees receivable		20,688
Total assets	$	23,708
Liabilities:		
Payable to affiliates	$	5,058
Total liabilities	$	5,058

(6) Concentration of Credit Risk

Cash is held by CBNA, an affiliate of the Company, and a third party, First National Bank in Sioux Falls. Bankruptcy or insolvency of these institutions may cause the Company's rights with respect to the cash to be delayed or limited. The Company does not anticipate any material losses as a result of this concentration.

(7) Commitments and Contingencies

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position or liquidity over and above any previously accrued amounts. As of December 31, 2023, the Company has no contingency reserves.

(8) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2023 that would require recognition or disclosure in these financial statements through February 29, 2024, which is the date these financial statements were available to be issued. In January 2024, the Company transferred $68.0 million from First National Wealth Bank in Sioux Falls to JP Morgan and subsequently closed the First National Wealth account.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Managers
Citi Private Alternatives, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Form (Form SIPC-7) of Citi Private Alternatives, LLC (the Company) for the year ended December 31, 2023. The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023.

KPMG

Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
February 29, 2024